

07004761

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 2007

SEC FILE NUMBER
8- 66834

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FRS Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8455 Colesville Road, Suite 1225
(No. and Street)

Silver Spring (City) MD (State) 20910 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Claude Gregory 301-650-9112 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLC
(Name – *if individual, state last, first, middle name*)

4041 Powder Mill Road, Suite 410, Beltsville, MD 20705-9901
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 03 2007

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Claude Gregory, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FRS Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Robin R. Cissel

Notary Public

My commission expires 11/1/07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRS SECURITIES, LLC
Silver Spring, Maryland

FINANCIAL STATEMENTS
December 31, 2006 AND 2005

TABLE OF CONTENTS


Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

The Stockholders of
FRS Securities, LLC

We have audited the statements of financial condition of FRS Securities, LLC as of December 31, 2006 and 2005, and the related statements of loss, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FRS Securities, LLC as of December 31, 2006 and 2005, and the results of its operations, changes in stockholders' equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Financial and Operational Combined Uniform Single Report IIA and Statement Pertaining to Exemptive Provisions Under 15c3-3 (k)(2)(ii) are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Calverton, Maryland
February 27, 2007


Member of
HLB International

FRS SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

ASSETS

	2006	2005
Cash and cash equivalents	$ 94,591	$ 62,240
TOTAL ASSETS	$ 94,591	$ 62,240

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
LIABILITIES		
Accounts payable	$ 3,630	$ 1,150
STOCKHOLDERS' EQUITY		
Capital stock	109,175	77,000
Retained earnings (deficit)	(18,214)	(15,910)
Total stockholders' equity	90,961	61,090
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 94,591	$ 62,240

These financial statements should be read only in connection with the accompanying summary of significant policies and notes to financial statements.

FRS SECURITIES, LLC
STATEMENTS OF LOSS
Years Ended December 31, 2006 and 2005

	2006	2005
INCOME		
Fees and commissions	$ 31,901	$ -
Interest	955	561
Total income	32,856	561
EXPENSES		
Bank service charges	67	-
Bonding	-	1,121
Consulting	-	3,906
Dues and subscriptions	-	695
FINOP services	10,000	3,750
Insurance	2,105	400
Investment fee	9,838	-
Licensing	300	754
NASD registration and fees	1,275	4,661
Office expense	480	146
Printing	-	403
Professional fees	5,995	-
Rent	3,600	300
Taxes – property	300	300
Telephone	1,200	50
Total expenses	35,160	16,486
NET LOSS	$ (2,304)	$ (15,925)

These financial statements should be read only in connection with the accompanying summary of significant policies and notes to financial statements.

FRS SECURITIES, LLC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2006 and 2005

	Common Stock	Retained Earnings (Deficit)
Balance – December 31, 2005	$ 77,000	$ (15,910)
Contributions	32,175	-
Net loss	-	(2,304)
Balance – December 31, 2006	$ 109,175	$ (18,214)

These financial statements should be read only in connection with the accompanying summary of significant policies and notes to financial statements.

FRS SECURITIES, LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (2,304)	$ (15,925)
Effects of changes in operating assets and liabilities:		
Accounts payable	2,480	1,150
Member advances	-	(7,667)
Net cash provided by (used in) operating activities	176	(22,442)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional common stock issued	32,175	52,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	32,351	29,558
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	62,240	32,682
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 94,591	$ 62,240

These financial statements should be read only in connection with
the accompanying summary of significant policies
and notes to financial statements.

FRS SECURITIES, LLC
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2006 and 2005

FRS Securities, LLC (a member of the NASD) was formed in November, 2004. It operates as a non-custodial brokerage entity. The Company's accounting records are maintained on the accrual basis. The accounting and tax year is the calendar year.

The Company has elected to be treated as a limited liability corporation for tax purposes; therefore, no tax provision has been provided.

For purposes of the statement of cash flows, cash and cash equivalents includes deposits at a financial institution.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

This information is an integral part of the accompanying financial statements.

FRS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2006, the Company had net capital and net capital requirements of approximately $86,401 and $5,000, respectively. The Company's aggregate indebtedness to net capital ration was .04 to 1.

At December 31, 2005, the Company had net capital and net capital requirements of approximately $61,090 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .02 to 1.

NOTE 2 –RELATED PARTY

Financial & Realty Services, Inc., a related party through common ownership, maintains office space used by the Company. During 2006 and 2005 the Company paid Financial & Realty Services, Inc. for the use of office space and supplies ($5,990 - 2006 and $300 - 2005).

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (●) Alternate ( ) [0011]

Name of Broker Dealer: FRS SECURITIES, LLC [0013]

SEC File Number: 8- 66834 [0014]

Address of Principal Place of Business: 8455 COLESVILLE ROAD, SUITE 12 [0020]

SILVER SPRING [0021] MD [0022] 20910 [0023]

Firm ID: 134350 [0015]

For Period Beginning 10/01/2006 [0024] And Ending 12/31/2006 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Carol Ann Kinzer [0030] Phone: (678)525-0992 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (●) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	94,592 [0200]		94,592 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	[0295]		
	B. **Other**	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	[0424]		
	E. **Spot commodities**	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities** [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]

A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	[0735]	0 [0930]
12. **TOTAL ASSETS**	94,592 [0540]	0 [0740]	94,592 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	3,630 [1205]	[1385]	3,630 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders [1000]			
2. Includes equity			

	subordination (15c3-1(d)) of [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	3,630 [1230]	0 [1450]	3,630 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	109,175 [1792]
	C. Additional paid-in capital	[1793]
	D. Retained earnings	-18,214 [1794]
	E. Total	90,961 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	90,961 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	94,591 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2006 [3932] Period Ending 12/31/2006 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:	
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**	[3935]
	b. **Commissions on listed option transactions**	[3938]
	c. **All other securities commissions**	6,251 [3939]
	d. **Total securities commissions**	6,251 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. **From market making in options on a national securities exchange**	[3945]
	b. **From all other trading**	[3949]
	c. **Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	106 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	16,619 [3995]
9.	Total revenue	22,976 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a. **Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses		1,275 [4195]
15.	Other expenses		10,727 [4100]
16.	Total expenses		12,002 [4200]

NET INCOME

10,974

17.	Net Income(loss) before Federal income taxes and items below (Item 9 less Item 16)		[4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		10,974 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	11,522 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) [ ] [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) [ ] [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) [x] [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 7221 [4335A]	MERRILL LYNCH, PIERCE, FENNER [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) [ ] [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 90,961 [3480]
2. Deduct ownership equity not allowable for Net Capital — [3490]
3. Total ownership equity qualified for Net Capital — 90,961 [3500]
4. Add:
   - A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** — 0 [3520]
   - B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

0 [3525]

5. Total capital and allowable subordinated liabilities — 90,961 [3530]
6. Deductions and/or charges:
   - A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** — 0 [3540]
   - B. **Secured demand note deficiency** — [3590]
   - C. **Commodity futures contracts and spot commodities - proprietary capital charges** — [3600]
   - D. **Other deductions and/or charges** — 5,000 [3610] — -5,000 [3620]
7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

0 [3630]

8. Net capital before haircuts on securities positions — 85,961 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   - A. **Contractual securities commitments** — [3660]
   - B. **Subordinated securities borrowings** — [3670]
   - C. **Trading and investment securities:**
     1. **Exempted securities** — [3735]
     2. **Debt securities** — [3733]

3. **Options** [3730]

4. **Other securities** [3734]

D. **Undue Concentration** [3650]

E. **Other (List)**

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	0 [3740]

10. Net Capital — 85,961 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	242 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	80,961 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	85,598 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 3,630 [3790]

17. Add:

A. **Drafts for immediate credit** [3800]

B. **Market value of securities borrowed for which no equivalent value is paid or credited** [3810]

C. **Other unrecorded amounts(List)**

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness — 3,630 [3840]

20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	%	4 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		54,987 [4240]
	A. Net income (loss)		10,974 [4250]
	B. Additions (includes non-conforming capital of	[4262])	25,000 [4260]
	C. Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		90,961 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

Note: No significant differences exist between the above computation of net capital under Rule 15c3.1 and that filed with the Corporation's December 31, 2005 Focus Part IIA Report.

FRS SECURITIES, LLC
STATEMENT PERTAINING TO EXEMPTIVE PROVISIONS UNDER 15C3-3(K)
December 31, 2006

Computation for Determination of Reserve Requirement Under Exhibit A of Rule 15c3-3

Member exempt under 15c3-3(k)(2)(ii).

Information Relating to Possession and Control Requirements Under Rule 15c3-3

Member exempt under 15c3-3(k)(2)(ii).


Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Report of Independent Accountants on Internal Control as Required by SEC Rule 17a-5

To the Stockholders
FRS Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules for FRS Securities, LLC (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a- 13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


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Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving segregation of duties that we consider to be a material weakness as described above. This condition was considered in determining the nature, timing and extent of procedures performed in our audit of FRS Securities, LLC for the year ended December 31, 2006 and this report does not affect our report thereon dated February 27, 2007.

The Company does not have an adequate segregation of duties over accounting transactions. This condition increases the possibility that errors or irregularities may occur and not be detected on a timely basis. When this condition exists, management's close supervision and review of accounting information is the best means of preventing or detecting errors and irregularities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Calverton, Maryland
February 27, 2007

END